UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Alco Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001600105

(CUSIP Number)

Luis Chang

c/o Everbright Development Overseas, Ltd.

110 Wall Street, 11th Floor

New York, NY 10005-3198

(212) 804-5725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 4 (“Amendment No. 4”) relates to the shares (“Shares”) of the $.0001 par value common stock of Alco Stores, Inc., a Kansas corporation (“Issuer”). This Amendment No. 4 is filed jointly on behalf of (a) Everbright Development Overseas, Ltd., a British Virgin Islands corporation (“Everbright”), (b) Luis Chang, and (c) Mai Wong to amend and supplement the Items set forth below in the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended on August 15, 2013, August 27, 2013, and August 29, 2013 (the “Schedule 13D”). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. All capitalized terms used and not expressly defined herein shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 is filed to amend Items 4 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

As previously reported in the Schedule 13D, on August 23, 2013, Everbright submitted to the Issuer's Board of Directors ("Board") its proposal (the "August 23rd Proposal") to acquire 100% of the outstanding Shares of the Issuer not owned by Everbright at $14.30 per Share in an all-cash, statutory merger transaction. The August 23rd Proposal superseded the indication of interest previously submitted by Everbright to the Issuer on August 14, 2013.

On August 27, 2013, representatives of the Issuer informed representatives of Everbright that the Board determined that Everbright was an “Excluded Party,” as that term is defined in the Agreement and Plan of Merger dated July 25, 2013, as amended by Amendment No. 1 thereto dated August 7, 2013, among the Issuer and certain affiliates of Argonne Capital Partners, LLC (the “Argonne Agreement”).

Everbright subsequently supplemented the August 23rd Proposal by letter submitted to the Board dated August 28, 2013 (the "August 28th Supplement", and together with the August 23rd Proposal, the "August Acquisition Proposal"). Copies of the August 23rd Proposal and the August 28th Supplement previously have been filed as Exhibits 7.03 and 7.03, respectively, to Amendment No. 2 and Amendment No. 3 to the Schedule 13D.

On September 6, 2013, Everbright submitted to the Board its definitive proposal (the "September 6th Definitive Proposal") to acquire 100% of the outstanding Shares of the Issuer not owned by Everbright at $14.45 per Share in cash, representing an increase of $0.15 per Share from the merger consideration set forth in the August Acquisition Proposal. The September 6th Definitive Proposal also reduced the $18.0 million cash and securities escrow provided in the August Acquisition Proposal to an $8.0 million escrow consisting of the 566,691 Shares owned by Everbright.

Subsequently, on September 7, 2013 representatives of Everbright notified representatives of the Issuer that (i) the September 6th Definitive Proposal would expire at 12:01 a.m., Eastern Time, on September 14, 2013 and (ii) Everbright was supplementing the terms of the September 6th Definitive Proposal to provide for an additional escrow of $500,000 in cash which would be available to the Issuer, under certain circumstances, in the event that Everbright and the Issuer entered into a definitive merger agreement (to the extent permitted by the terms and conditions of the Argonne Agreement) and the Issuer's stockholders failed to approve the merger agreement with Everbright. Also on September 7, 2013, prior to the “Cut-Off Date,” as that term is defined in the Argonne Agreement, representatives of the Issuer were furnished with executed commitment letters from Everbright's external lending sources and the Issuer's representatives were informed that, as so supplemented, the September 6th Definitive Proposal constituted Everbright's definitive and final offer to acquire all of the Issuer's outstanding Shares not already owned by Everbright.

A true and complete copy of the September 6th Definitive Proposal is filed as Exhibit 7.04 to this Amendment No. 4 to the Schedule 13D and the complete text thereof is incorporated into this Item 4 by such reference.

The Reporting Persons will continue to review and evaluate all alternatives and courses of action with respect to Everbright's investment in the Shares (including, without limitation, with respect to the voting and disposition thereof) that are available to Everbright in its capacity as the Issuer's largest stockholder.

Except as expressly set forth in the Schedule 13D (which includes Amendments No. 1, 2 and 3 thereto, and this Amendment No. 4), the Reporting Persons have no present proposals, plans, commitments, contracts, agreements, arrangements or understandings with respect to the Issuer or the Shares of the type specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01	Joint Filing Agreement dated as of May 9, 2013 by and among Everbright Development Overseas, Ltd., Luis Chang, and Mai Wong (Previously filed as an exhibit to the Schedule 13D).

7.02	Letter dated August 23, 2013 from Everbright Development Overseas, Ltd. to Mr. Royce Winsten, Chairman of the Board of ALCO Stores, Inc. (Previously filed as an exhibit to the Schedule 13D).

7.03	Letter dated August 28, 2013 from Everbright Development Overseas, Ltd. to the Board of Directors of ALCO Stores, Inc. (Previously filed as an exhibit to the Schedule 13D).

7.04	Letter dated September 6, 2013 from Everbright Development Overseas, Ltd. to the Board of Directors of ALCO Stores, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everbright Development Overseas, Ltd., A British Virgin Islands Corporation

Date: September 9, 2013	By:	/s/ Mai Wong
Mai Wong, Chairman of the Board

Date: September 9, 2013		/s/ Luis Chang
Luis Chang, an individual

Date: September 9, 2013		/s/ Mai Wong
Mai Wong, an individual

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